SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
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ADAMS RESOURCES & ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

006351 308
(CUSIP Number)

Richard B. Abshire
Adams Resources & Energy, Inc.
17 South Briar Hollow Lane
Houston, Texas 77027
Tel:  (713) 881-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
__________________________________________________________________________________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‟filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‟Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

Common Stock CUSIP No. 006351 308

1	NAME OF REPORTING PERSON Susan Adams Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00 (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7 SOLE VOTING POWER 3,801 Common Stock
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8 SHARED VOTING POWER 1,976,928 Common Stock 9 SOLE DISPOSITIVE POWER 3,801 Common Stock 1010 SHARED DISPOSITIVE POWER 1,976,928 Common Stock
11	AGGREGATE AMOUNT BENEFIALLY OWNED BY EACH REPORTING PERSON (1) 1,980,729(1) Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9% of Common Stock
14	TYPE OF REPORTING PERSON IN

(1)	Includes 332,653 shares of common stock held in the Estate of Kenneth Stanley Adams, Jr., for which Susan Adams Smith is an executor.

Schedule 13D

Common Stock CUSIP No. 006351 308

1	NAME OF REPORTING PERSON Amy Adams Strunk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00 (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8 SHARED VOTING POWER 1,976,928 Common Stock 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 1,976,928 Common Stock
11	AGGREGATE AMOUNT BENEFIALLY OWNED BY EACH REPORTING PERSON (1) 1,976,928(1) Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8% of Common Stock
14	TYPE OF REPORTING PERSON IN

(1)	Includes 332,653 shares of common stock held in the Estate of Kenneth Stanley Adams, Jr., for which Amy Adams Strunk is an executor.

Schedule 13D

Common Stock CUSIP No. 006351 308

1	NAME OF REPORTING PERSON Kenneth Stanley Adams, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00 (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7 SOLE VOTING POWER 30,725 Common Stock
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8 SHARED VOTING POWER 1,976,928 Common Stock 9 SOLE DISPOSITIVE POWER 30,725 Common Stock S10 SHARED DISPOSITIVE POWER 1,976,928 Common Stock
11	AGGREGATE AMOUNT BENEFIALLY OWNED BY EACH REPORTING PERSON (1) 2,007,653(1) Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% of Common Stock
14	TYPE OF REPORTING PERSON IN

(1)	Includes 332,653 shares of common stock held in the Estate of Kenneth Stanley Adams, Jr., for which Kenneth Stanley Adams IV is an executor.

Schedule 13D

Common Stock CUSIP No. 006351 308
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1.	NAME OF REPORTING PERSON Barclay Cunningham Adams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7.	SOLE VOTING POWER 31,324 Common Stock
Beneficially Owned by	8.	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9.	SOLE DISPOSITIVE POWER 31,324 Common Stock
Person With	10.	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,599 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.73% OF Common Stock
14.	TYPE OF REPORTING PERSON IN

 Schedule 13D

Common Stock CUSIP No. 006351 308
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1.	NAME OF REPORTING PERSON Susan Cunningham Lewis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7.	SOLE VOTING POWER 7,055 Common Stock
Beneficially Owned by	8.	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9.	SOLE DISPOSITIVE POWER 7,055 Common Stock
Person With	10.	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,330 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.15% OF Common Stock
14.	TYPE OF REPORTING PERSON IN

Schedule 13D

Common Stock CUSIP No. 006351 308
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1.	NAME OF REPORTING PERSON KSA Industries, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
Number of Shares	7.	SOLE VOTING POWER 0
Beneficially Owned by	8.	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9.	SOLE DISPOSITIVE POWER 0
Person With	10.	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,275 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.99% OF Common Stock
14.	TYPE OF REPORTING PERSON CO

 Item 1.  Security and Issuer

This Amendment No.1 (this ‟Amendment”) statement on Schedule 13D initially filed on November 12, 2013 (the ‟Schedule D”) by the Reporting Persons (as defined below) with respect to the common stock, $0.10 par value (the ‟Common Stock”) of Adams Resources & Energy, Inc., a Delaware corporation (the ‟Issuer”).  Except as otherwise set forth herein, this Amendment does not modify any of the Reporting Persons in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph.

On April 8, 2014, Susan Adams Smith, Amy Adams Strunk and Kenneth Stanley Adams, IV, who are the executors of the Estate of Kenneth Stanley Adams, Jr. (the ‟Estate”) met and resolved in their capacities as executors of the Estate to hold in the Estate the common stock of the Issuer previously held by K. S. Adams, Jr., deceased.  Mr. Adams death occurred October 21, 2013.

Item 5.  Interest in Securities of the Issuer

Item 5 (a,b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.  The percentage listed in Row 13 for each Reporting Person was calculated based on the 4,217,596 Common Stock reported to be outstanding on March 1, 2014 as set forth in the Issuer’s Form 10-K for the year ended December 31, 2013.

(c) Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(d) Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 17, 2014

KSA INDUSTRIES, INC.

By: /s/ Richard B. Abshire
Richard B. Abshire
Chief Financial Officer

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Barclay Cunningham Adams

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Kenneth Stanley Adams, IV

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Susan Cunningham Lewis

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Susan Adams Smith

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Amy Adams Strunk

* By:  /s/ Richard B. Abshire
Richard B. Abshire
Attorney-in-Fact

This Schedule 13D was executed by Richard B. Abshire on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 99.2 to the Schedule 13D filed on November 22, 2013.